Exhibit 11.1

COMDISCO HOLDING COMPANY, INC.

COMPUTATION OF EARNINGS/(LOSS)  PER COMMON SHARE
(in thousands except per share data)

Average common shares used in computing earnings (loss) per common and common equivalent share were as follows:

	Three months ended March 31,		Six months ended March 31,
	2009	2008	2009	2008
Average common shares issued	4,200	4,200	4,200	4,200
Effect of dilutive options	-	-	-	-
Average common shares held in treasury	(171)	(171)	(171)	(171)
Total	4,029	4,029	4,029	4,029
Net earnings (loss) to common stockholders	$37	$1,187	$(35)	$3,035

Basic and diluted earnings (loss) per common share	$0.01	$0.29	$(0.01)	$0.75